May 23, 2007

Mail Stop 4561

Jerry D. Williams
President, Chief Executive Officer and Director
Peoples Community Bancorp, Inc.
6100 West Chester Road
West Chester, Ohio 45069
By U.S. Mail and facsimile to (513) 881-7594

Re: Peoples Community Bancorp, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Quarter ended March 31, 2007
File No. 000-29949

Dear Mr. Williams:

We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Please provide a
written response to our comments. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operation

General

1. We noted your disclosure in your annual report that you executed an agreement with
    the Office of Thrift Supervision (OTS) where you formalized your commitment to
    take corrective action on certain matters. Refer to page 62 (Note P – Subsequent
    Events) of your audited financial statements. Please revise your Form 10-K (and any
    subsequent '34 Act filings) to disclose the significant terms and provisions of the

corrective action agreement, and discuss in sufficient detail your progress (qualitatively and quantitatively) toward compliance as of the end of the periods presented.

Form 10-Q for the quarterly period ended March 31, 2007

General

2. Considering our comment above, and to help an investor better understand the impact of the material events that have occurred as a result of the agreement with the OTS, please revise to include your Guide 3 statistical disclosures for the interim periods presented. Refer to 3 (d) of Industry Guide 3.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief